UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2018

Commission File Number 1-37459

YULONG ECO-MATERIALS LIMITED

Eastern End of Xiwuzhuang Village

Jiaodian Town, Xinhua Area

Pingdingshan, Henan Province

People’s Republic of China 467091

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 29, 2018, Mr. Wancheng Xie resigned from the board of directors (the “Board”) of Yulong Eco-Materials Limited (the “Company”). Mr. Xie’s resignation did not result from any disagreement with the Company.

On the next day, Daniel Mckinney was appointed as a director to fill in the vacancy created by Mr. Xie’s resignation effective immediately. Mr. Mckinney was also appointed as Executive chairman of the Board.

From April, 1981 until October, 1999, Mr. Mckinney founded and worked to establish Mckinney International, a Hong Kong based company engaged in cutting gemstones and supplying the world markets. From March 1982 to September 1985 he founded and pioneered the Hong Kong Gem & Jewelry show, the 1st such show in Asia and a world wide gathering of gem dealers and jewelry manufacturers. From April 1984 to November 1987 he served on the board as a Director and worked to establish Wynmere (Thailand) Ltd., a direct selling jewelry company with its manufacturing in Bangkok and gemstone sourcing in Hong Kong. In 1989, he established Coldway Ltd., an investment banking firm as a Director from October 1989 to February 2005. In January 1994, Mr. McKinney founded Cement Services, Ltd., and served as a Director until June 2004. Cement Services, Ltd. is a construction company, based in Bangkok. From September 1999 to August 2001 Mr. Mckinney served as a board member of Sunflower (USA) Ltd., as a Director. Sunflower is a public company with an industrial facility in China manufacturing copper pipes. Director of Savoy Resources Corp. from October 2004 to January 2006 (gold mining). Asia Properties, Inc., from April 1998 to January, 2015. Sino Fibre. Director of Sino Fibre Communications, Inc. since January 2006 to December 2013. Director of Element92 Resources Corp (Yinfu Gold Corp) (gold mining) from May 2007 to February 2011.

He was a pioneer in the exhibitions business in Asia in the early 1980’s and listed numerous public companies around the world. In 1998 bought an 18kg rough sapphire crystal, then led the artistic carving production and named it ‘The Millennium Sapphire’. He is a permanent resident in Hong Kong and graduated from Hong Kong International School in 1979 and studied Chemistry and Biology at Houston Baptist University from 1979 to 1981.

Mr. Mckinney has no family relationships with any of the executive officers or directors of the Company. Mr. Mckinney sold the Millennium Sapphire to the Company on August 22, 2018 and was issued 25 million shares of YECO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YULONG ECO-MATERIALS LIMITED.

Date: October 30, 2018	By:	/s/ Hoi Ming Chan
Hoi Ming Chan,
Chief Executive Officer

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